

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 5, 2018

Via E-Mail
Mr. Zhankui Zhang
Chief Financial Officer
Aluminum Corporation of China Limited
62 North Xizhimen Street, Haidian District
100082 Beijing
P.R. China

> **Re: Aluminum Corporation of China Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2017**
> **Filed April 19, 2018**
> **File No. 001-15264**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
Consolidated Results of Operations
Year Ended December 31, 2017 Compared with Year Ended December 31, 2016, page 68
Year Ended December 31, 2016 Compared with Year Ended December 31, 2015, page 69

1. Where changes in your results of operations are attributable to more than one factor, such as both changes in the prices and volume of products sold, please revise to discuss and quantify how each factor impacted your results of operations for the periods presented. Refer to Item 5.A of Form 20-F and SEC Release No. 33-8350. Your discussion of your results of operations for your operating segments should be similarly revised.

<u>Consolidated Financial Statements</u>
<u>Consolidated Statements of Cash Flows, page F-13</u>

2. Please tell us your basis for presenting the purchase of non-controlling interests as cash flows used in investing activities, rather than in financing activities. Refer to paragraph 42A of IAS 7.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel & Mining